UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

360 Finance, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Ruby Finance Investment Ltd.

Ruby Finance Holdings Ltd.

FountainVest China Capital Partners GP3 Ltd.

c/o FountainVest Partners (Asia) Limited

705-708, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-3972 3900

With copies to:

Brian Lee, Esq. c/o FountainVest Partners (Asia) Limited 705-708, ICBC Tower, 3 Garden Road Central, Hong Kong +852-3972 3900	Douglas Freeman, Esq. Victor Chen, Esq. Chi Pan, Esq. Goodwin Procter (Hong Kong) LLP c/o 38th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong +852 3658 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No.2 to the initial Schedule 13D (the “Original Schedule 13D”) filed on December 9, 2019 on behalf of each of Ruby Finance Investment Ltd. (“Ruby Investment”), Ruby Finance Holdings Ltd. (“Ruby Holdings”), and FountainVest China Capital Partners GP3 Ltd. (“FountainVest”), as amended by the Amendment No.1 to the Original Schedule 13D filed on December 20, 2019 (the “Amendment No.1”, together with the Original Schedule 13D, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 Finance, Inc., a Cayman Islands company (“Issuer”).

**

The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,089,620 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,089,620 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,089,620 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% of the Class A Ordinary Shares (2) (or 8.9% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 27,089,620 Class A Ordinary Shares in the form of 13,544,810 ADSs.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,089,620 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,089,620 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,089,620 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% of the Class A Ordinary Shares (2) (or 8.9% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 27,089,620 Class A Ordinary Shares in the form of 13,544,810 ADSs held by Ruby Investment, which is majority-owned by Ruby Holdings.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS FountainVest China Capital Partners GP3 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,089,620 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,089,620 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,089,620 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% of the Class A Ordinary Shares (2) (or 8.9% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 27,089,620 Class A Ordinary Shares in the form of 13,544,810 ADSs held by Ruby Investment, which is majority-owned by Ruby Holdings. Ruby Holdings is controlled by FountainVest.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 5 of 6 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D Filings is hereby amended and supplemented by adding the following at the end thereof:

On December 23, 2019, Ruby Investment purchased an aggregate of 156,500 ADSs through open market purchases1 for a weighted average purchase price of $9.13820 per ADS.

On December 24, 2019, Ruby Investment purchased an aggregate of 67,044 ADSs through open market purchases2 for a weighted average purchase price of $9.28520 per ADS.

On December 26, 2019, Ruby Investment purchased an aggregate of 1,000,000 ADSs through open market purchases3 for a weighted average purchase price of $9.60530 per ADS.

On December 30, 2019, Ruby Investment purchased an aggregate of 400,000 ADSs through open market purchases4 for a weighted average purchase price of $9.61993 per ADS.

On December 31, 2019, Ruby Investment purchased an aggregate of 400,000 ADSs through open market purchases5 for a weighted average purchase price of $9.80213 per ADS.

The purchase price for the open market purchases made by Ruby Investment from December 23, 2019 to December 31, 2019 was funded by the funds of Ruby Investment from the subscription prices paid by its shareholders pursuant to the Ruby SSA. Each of the Reporting Persons undertakes that, upon request by the SEC Staff, it will furnish full information regarding the number of shares purchased at each separate price for the open market purchases made by Ruby Investment from December 23, 2019 to December 31, 2019.

[1]	The purchase price range for such open market purchases is $9.03 to $9.25.
[2]	The purchase price range for such open market purchases is $9.14 to $9.35.
[3]	The purchase price range for such open market purchases is $9.43 to $9.88.
[4]	The purchase price range for such open market purchases is $9.29 to $9.79.
[5]	The purchase price range for such open market purchases is $9.61 to $10.00.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2020

Ruby Finance Investment Ltd.	By:	/s/ Brian Lee
	Name:	Brian Lee
	Title:	Director

Ruby Finance Holdings Ltd.	By:	/s/ Brian Eden
	Name:	Brian Eden
	Title:	Director

FountainVest China Capital Partners GP3 Ltd.	By:	/s/ Brian Lee
	Name:	Brian Lee
	Title:	Authorized Signatory